Exhibit 1

Media Relations Jorge Pérez	Investor Relations Eduardo Rendón	Analyst Relations Lucy Rodriguez
+52(81) 8888-4334 mr@cemex.com	+52(81) 8888-4256 ir@cemex.com	+1(212) 317-6007 ir@cemex.com

CEMEX REPORTS TENFOLD INCREASE IN NET INCOME

•	Net income reached US$750 million in 2016, from US$75 million in 2015, and was the highest net income generation since 2007.

•	Operating EBITDA increased on a like-to-like basis by 15% during the full year versus 2015, while EBITDA margin increased 1.7 percentage points in the same period. EBITDA and EBITDA margin were the highest achieved since 2008 and 2007, respectively.

•	Free cash flow after maintenance capex for the full year was US$1.7 billion, almost double last year’s level, and the highest since 2008.

MONTERREY, MEXICO, FEBRUARY 9, 2017– Cemex, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that, on a like-to-like basis for the ongoing operations and adjusting for currency fluctuations, consolidated net sales increased by 4% during the fourth quarter of 2016 to US$3.2 billion, and increased 4% for the full year 2016 to US$13.4 billion versus the comparable periods in 2015. Operating EBITDA on a like-to-like basis increased by 10% during the fourth quarter of 2016 to US$654 million and increased by 15% for the full year to US$2.7 billion versus 2015.

CEMEX’s Consolidated Fourth-Quarter and Full-Year 2016 Financial and Operational Highlights

•	The increase in quarterly consolidated net sales on a like-to-like basis was due to higher prices of our products, in local currency terms, in most of our operations, as well as higher volumes in Mexico, the United Kingdom and Germany.

•	Operating earnings before other expenses, net, in the fourth quarter increased by 12%, to US$453 million and increased 14%, to US$1.9 billion, for the full-year 2016.

•	Controlling interest net income during the quarter was almost 50% higher, reaching US$214 million from an income of US$144 million in the same period last year. Also, controlling interest net income for the full year improved to US$750 million from an income of US$75 million in 2015.

•	Operating EBITDA on a like-to-like basis increased by 10% and 15% during the quarter and the full year, respectively, to US$654 million and US$2.7 billion versus the comparable periods of 2015.

•	Operating EBITDA margin during the quarter grew by 1.0 percentage points on a year-over-year basis reaching 20.5%. For the full year, operating EBITDA margin increased to 20.5%, up 1.7 percentage points from 2015.

•	Free cash flow after maintenance capital expenditures for the quarter increased by 9% to US$617 million, compared to the same quarter of 2015. For the full year 2016, free cash flow after maintenance capital expenditures reached US$1.7 billion, an increase of 91% versus previous year.

•	Asset sales reached approximately US$2 billion, of which slightly above US$1 billion closed during 2016. These assets are being sold at double-digit multiples on average.

Fernando A. Gonzalez, Chief Executive Officer, said: “2016 was a very good year for CEMEX. Despite continued volatility and uncertainty in the markets, we were able to deliver strong underlying operational and financial results by remaining focused on the variables that we control.

As a result of our favorable volume and price performance, sales increased by 4% in 2016, while operating EBITDA grew by 15%, on a like-to-like basis. Our free cash flow after maintenance capex was close to US$1.7 billion, almost double last year’s level. This was driven by higher EBITDA generation as well as our initiatives to reduce interest expense, maintenance CAPEX and working capital investment.

In line with our stated objective to reach an investment grade capital structure as soon as possible, we applied the proceeds from our free cash flow generation and asset sales mainly for debt reduction. Our total debt is close to US$2.3 billion lower than that at the end of 2015. This represents a 15% reduction from the debt level as of the end of 2015 and a 25% reduction since the end of 2013.

We are also pleased that S&P Global Ratings recognized our discipline and consistency in reducing our leverage with in an improvement in our credit rating, which should further enhance our financial flexibility and reduce our cost of capital.”

Consolidated Corporate Results

During the fourth quarter of 2016, controlling interest net income was US$214 million, an improvement over a gain of US$144 million in the same period last year.

Total debt plus perpetual notes decreased by US$892 million during the quarter. During 2016, total debt plus perpetual notes was reduced by approximately US$2.3 billion, which represents a 15% reduction from the debt level as of the end of 2015 and a 25% reduction compared to the end of 2013.

Geographical Markets Fourth-Quarter 2016 Highlights

Net sales in our operations in Mexico increased 25% on a like-to-like basis in the fourth quarter of 2016 to US$701 million, compared with US$672 million in the fourth quarter of 2015. Operating EBITDA increased by 28% on a like-to-like basis to US$245 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of US$880 million in the fourth quarter of 2016, flat on a like-to-like basis from the same period in 2015. Operating EBITDA increased by 16% on a like-to-like basis to US$183 million in the quarter, versus a gain of US$162 million in the same quarter of 2015.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of US$403 million during the fourth quarter of 2016, representing a decrease of 6% on a like-to-like basis over the same period of 2015. Operating EBITDA decreased 12% on a like-to-like basis to US$108 million in the fourth quarter of 2016, from US$125 million in the fourth quarter of 2015.

In Europe, net sales for the fourth quarter of 2016 decreased 2% on a like-to-like basis to US$759 million, compared with US$834 million in the fourth quarter of 2015. Operating EBITDA was US$76 million for the quarter, 3% lower on a like-to-like basis than the same period last year.

Operations in Africa, Middle East and Asia reported a 9% decrease in net sales on a like-to-like basis for the fourth quarter of 2016, to US$328 million, versus the fourth quarter of 2015. Operating EBITDA for the quarter was US$76 million, up 5% on a like-to-like basis from the same period last year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.